ECP Essential Infrastructure Income Fund
40 Beechwood Road
Summit, New Jersey 07901

May 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-0505

Re:	ECP Essential Infrastructure Income Fund (the “Fund”) Initial Registration Statement on Form N-2 (File Nos. 333-255886 and 811-23663)

Dear Sir or Madam,

Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into the Fund’s Form N-2 Registration Statement filed with the Securities and Exchange Commission on May 7, 2021 (Accession No. 0000922423-21-000028).

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or require further information, do not hesitate to contact George Silfen of Kramer Levin Naftalis & Frankel LLP at 212-715-9522.  Thank you for your assistance regarding this matter.

Sincerely,

ECP ESSENTIAL INFRASTUCTURE INCOME FUND

/s/ Peter Labbat
Peter Labbat
Initial Trustee

cc: George Silfen, Kramer Levin Naftalis & Frankel LLP